SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

ITERIS, INC.
(Name of Issuer)

Common Stock, $0.10 par value per share
(Title of Class of Securities)

46564T107
(CUSIP Number)

William P. Kelly
RELM Wireless Corporation
7100 Technology Drive
West Melbourne, Florida 32904
(321) 984-1414

With a copy to:

Derek D. Bork
Thompson Hine LLP
3900 Key Center
127 Public Square
Cleveland, Ohio 44114
(216) 566-5500

(Name, address and telephone number of person authorized to receive notices and communications)

February 16, 2016
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box .☐

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

————————————————
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 46564T107	SCHEDULE 13D	Page 2 of 6 Pages

1	NAME OF REPORTING PERSONS RELM Wireless Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF	7	SOLE VOTING POWER	1,730,891
SHARES BENEFICIALLY	8	SHARED VOTING POWER	0
OWNED BY EACH	9	SOLE DISPOSITIVE POWER	1,730,891
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER	0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,730,891
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 46564T107	SCHEDULE 13D	Page 3 of 6 Pages

Item 1.	Security and Issuer.

This Statement of Beneficial Ownership on Schedule 13D (this “Statement”) relates to the Common Stock, $0.10 par value per share (the “Common Stock”), of Iteris, Inc., a Delaware corporation (the “Company”). The Company reports that its principal executive offices are located at 1700 Carnegie Avenue, Suite 100, Santa Ana, California 92705.

Item 2.	Identity and Background.

This Statement is filed by RELM Wireless Corporation, a Nevada corporation (“RELM” or the “Reporting Person”).  RELM is a Nevada corporation, with its principal executive offices located at 7100 Technology Drive, West Melbourne, Florida 32904. RELM provides high-specification two-way radio communications equipment for use by public safety professionals and government agencies, as well as radios for use in a wide range of commercial and industrial applications.

Information regarding the identity and background of each executive officer and director of RELM is set forth on Schedule B to this Statement.  Each of the individuals identified on Schedule B to this Statement is a U.S. citizen.

 Fundamental Global Investors, LLC, a North Carolina limited liability company, together with its affiliates (collectively, “Fundamental Global”), is the largest stockholder of RELM and holds approximately 26.5% of RELM’s outstanding shares of common stock. The principal business of each of Fundamental Global Partners, LP, a Delaware limited partnership (“FGPP”), Fundamental Global Partners Master Fund, LP, a Cayman Islands exempted limited partnership (“FGPM”), FGI Global Asset Allocation Fund, Ltd., a Cayman Islands exempted company (“FGAA”), and FGI Global Asset Allocation Master Fund, LP, a Cayman Islands exempted limited partnership (“FGGM”), is serving as a private investment fund. The principal business of Fundamental Global Investors, LLC is to serve as a registered investment advisor. The principal business of FGI International USVI, LLC is to provide investment advisory services, including to FGAA. The principal business of FGI Funds Management, LLC is to provide investment advisory services, including to FGPP, FGPM and FGGM. The principal occupation of Mr. Joseph H. Moglia is serving as Chairman of TD Ameritrade, Head Football Coach for Coastal Carolina University, and Chairman of Fundamental Global Investors, LLC. The principal occupation of Mr. D. Kyle Cerminara is serving as an investment manager and advisor, and Mr. Cerminara also serves on the Board of Directors of RELM. The principal occupation of Mr. Lewis M. Johnson is serving as an investment manager and advisor. Each of Messrs. Moglia, Cerminara and Johnson is a U.S. citizen.

The business address of each of FGPP, Fundamental Global Investors, LLC and Messrs. Moglia, Cerminara and Johnson is 4201 Congress Street, Suite 140, Charlotte, North Carolina 28209. The business address of FGPM, FGAA and FGGM is c/o Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman, KY1-1104 Cayman Islands. The business address of FGI International USVI, LLC is One Hibiscus Alley, 5093 Dronningens Gade, Suite 1, St. Thomas, U.S. Virgin Islands 00802. The business address of FGI Funds Management, LLC is 9045 Strada Stell Court, Suite 106, Naples, Florida 34109.

Mr. D. Kyle Cerminara is the Chief Executive Officer, Partner and Manager of Fundamental Global Investors, LLC. Mr. Lewis M. Johnson is the President, Partner and Manager of Fundamental Global Investors, LLC. Mr. Joseph H. Moglia is Chairman and Partner of Fundamental Global Investors, LLC. Messrs. Cerminara and Johnson are the Managers of FGI International USVI, LLC and FGI Funds Management, LLC.

CUSIP No. 46564T107	SCHEDULE 13D	Page 4 of 6 Pages

None of the Reporting Person, Fundamental Global, any of their partners, managers, officers or other controlling persons or, to the Reporting Person’s knowledge, any individuals identified on Schedule B to this Statement has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

None of the Reporting Person, Fundamental Global, any of their partners, managers, officers or other controlling persons or, to the Reporting Person’s knowledge, any individuals identified on Schedule B to this Statement has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source or Amount of Funds or Other Consideration.

The total cost for purchasing the Common Stock reported as owned by the Reporting Person, including brokerage commissions, was approximately $3,136,052.  The source of these funds was working capital of RELM.

Item 4.	Purpose of the Transaction.

The Reporting Person acquired the Common Stock reported in this Statement for investment purposes.  The Reporting Person and Fundamental Global may in the future acquire additional shares of Common Stock or dispose of some or all of the shares of Common Stock held by the Reporting Person in open-market transactions or privately negotiated transactions, on such terms and at such times as the Reporting Person may deem advisable. The Reporting Person and Fundamental Global may engage in short selling or hedging or similar transactions with respect to the Common Stock, on such terms and at such times as the Reporting Person and Fundamental Global may deem advisable.

Neither the Reporting Person nor Fundamental Global has any present plan or proposal that would result in any of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D.  The Reporting Person and Fundamental Global reserve the right in the future to formulate any such plans or proposals, and to take any actions with respect to their investments in the Company, including any or all of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a)           The Reporting Person beneficially owns in the aggregate 1,730,891 shares of Common Stock, which represents approximately 5.4% of the Company’s outstanding shares of Common Stock.

RELM directly holds the number and percentage of shares of Common Stock disclosed as beneficially owned by it in the applicable table set forth on the cover page to this Statement. Share purchases were made through Tactical Capital Investments LLC, a Delaware limited liability company and a wholly-owned subsidiary of RELM.  None of Fundamental Global or, to the Reporting Person’s knowledge, any individuals identified on Schedule B to this Statement directly hold any of the shares of Common Stock disclosed in this Statement.

Each percentage ownership of shares of Common Stock set forth in this Statement is based on the 32,038,329 shares of Common Stock reported by the Company as outstanding as of February 1, 2016 in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission with respect to its quarterly period ended December 31, 2015.

CUSIP No. 46564T107	SCHEDULE 13D	Page 5 of 6 Pages

Fundamental Global, as the largest stockholder of RELM, may be deemed to beneficially own the shares of Common Stock disclosed as directly owned by RELM.  As a principal of Fundamental Global Investors, LLC and a director of RELM, Mr. Cerminara may be deemed to beneficially own the shares of Common Stock disclosed as directly owned by RELM. Mr. Cerminara expressly disclaims such beneficial ownership.  Fundamental Global Investors, LLC expressly disclaims beneficial ownership of the shares of Common Stock held by RELM.

(b)           RELM beneficially owns, and has the sole power to direct the voting and disposition of, the shares of Common Stock disclosed as beneficially owned by it in the applicable table set forth on the cover page to this Statement. As a principal of Fundamental Global Investors, LLC and a director of RELM, Mr. Cerminara, and Fundamental Global Investors, LLC, may be deemed to have the shared power to direct the voting and disposition of the shares of Common Stock held by RELM.

(c)           The transactions effected by the Reporting Person in the Common Stock during the past 60 days are set forth on Schedule A to this Statement. Each of these transactions was effected through the open market.

(d)           Not applicable.

(e)           Not applicable.

CUSIP No. 46564T107	SCHEDULE 13D	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RELM WIRELESS CORPORATION

Dated: February 26, 2016	By:	/s/ William P. Kelly
William P. Kelly
Executive Vice President and
Chief Financial Officer

Schedule A

Transactions by RELM Wireless Corporation in the Common Stock in the past 60 days:

Transaction Date	Number of Shares Bought/(Sold)	Price Per Share ($)
2/12/2016	9,400	2.200000
2/12/2016	600	2.180000
2/12/2016	3,240	2.180000
2/12/2016	2,200	2.156200
2/12/2016	200	2.159600
2/12/2016	1,160	2.159700
2/12/2016	100	2.160000
2/12/2016	2,100	2.172100
2/16/2016	3,838	2.280000
2/16/2016	100	2.280000
2/16/2016	100	2.280000
2/18/2016	3,200	2.340000
2/18/2016	100	2.340000
2/18/2016	100	2.350000
2/18/2016	100	2.340000
2/18/2016	200	2.340000
2/18/2016	200	2.350000
2/18/2016	100	2.340000
2/18/2016	100	2.340000
2/18/2016	99	2.340000
2/18/2016	101	2.340000
2/18/2016	100	2.340000
2/18/2016	200	2.340000
2/18/2016	100	2.340000
2/18/2016	100	2.340000
2/18/2016	100	2.340000
2/18/2016	100	2.350000
2/18/2016	100	2.350000
2/18/2016	100	2.350000
2/18/2016	2,000	2.350000
2/18/2016	100	2.390000
2/18/2016	100	2.390000
2/18/2016	300	2.390000
2/18/2016	1,100	2.390000
2/18/2016	1,100	2.390000
2/18/2016	1,100	2.380000
2/18/2016	100	2.370000

2/18/2016	1,100	2.400000
2/18/2016	100	2.390000
2/18/2016	100	2.390000
2/18/2016	100	2.390000
2/19/2016	4,700	2.400000
2/19/2016	100	2.440000
2/19/2016	4,900	2.430000
2/19/2016	100	2.430000
2/19/2016	100	2.450000
2/19/2016	100	2.450000
2/19/2016	100	2.450000
2/19/2016	100	2.450000
2/19/2016	500	2.450000
2/19/2016	500	2.450000
2/19/2016	5,000	2.450000
2/19/2016	100	2.440000
2/19/2016	1,000	2.450000
2/19/2016	500	2.440000
2/19/2016	1,400	2.440000
2/19/2016	100	2.490000
2/19/2016	300	2.490000
2/19/2016	100	2.490000
2/19/2016	2,500	2.480000
2/19/2016	500	2.480000
2/19/2016	100	2.470000
2/19/2016	100	2.470000
2/19/2016	2,272	2.490000
2/19/2016	1,028	2.490000
2/19/2016	2,000	2.490000
2/19/2016	100	2.490000
2/19/2016	600	2.490000
2/19/2016	100	2.490000
2/19/2016	100	2.490000
2/19/2016	100	2.490000
2/19/2016	11,900	2.490000
2/19/2016	13,000	2.490000
2/19/2016	100	2.490000
2/19/2016	100	2.490000
2/19/2016	600	2.500000
2/19/2016	150	2.500000
2/19/2016	100	2.500000
2/19/2016	100	2.500000
2/19/2016	5,800	2.499900

2/19/2016	100	2.490000
2/19/2016	3,900	2.490000
2/19/2016	100	2.490000
2/19/2016	100	2.500000
2/19/2016	300	2.500000
2/19/2016	1,000	2.500000
2/19/2016	100	2.500000
2/22/2016	100	2.500000
2/23/2016	100	2.520000
2/23/2016	100	2.530000
2/23/2016	100	2.530000
2/23/2016	100	2.530000
2/23/2016	100	2.530000
2/23/2016	400	2.550000
2/23/2016	1,272	2.550000
2/23/2016	7,728	2.550000
2/23/2016	800	2.550000
2/23/2016	100	2.530000
2/23/2016	10,000	2.500000
2/23/2016	8,900	2.500000
2/23/2016	11,100	2.490000
2/23/2016	100	2.520000
2/23/2016	900	2.500000
2/23/2016	200	2.490000
2/24/2016	1,300	2.550000
2/25/2016	700	2.550000
2/25/2016	100	2.540000
2/25/2016	2,000	2.530000

(Continued on the next page.)

Schedule B

Identity and Background of Executive Officers of RELM Wireless Corporation

Name	Business Address	Present Principal Occupation and Name, Principal Business and Address of any Organization in which such Employment Is Conducted
David P. Storey	7100 Technology Drive West Melbourne, FL 32904	President, Chief Executive Officer and Director RELM Wireless Corporation 7100 Technology Drive West Melbourne, FL 32904
William P. Kelly	7100 Technology Drive West Melbourne, FL 32904	Executive Vice President and Chief Financial Officer RELM Wireless Corporation 7100 Technology Drive West Melbourne, FL 32904
James E. Gilley	7100 Technology Drive West Melbourne, FL 32904	Chief Technology Officer and Vice President RELM Wireless Corporation 7100 Technology Drive West Melbourne, FL 32904

Identity and Background of Directors of RELM Wireless Corporation

Name	Business Address	Present Principal Occupation and Name, Principal Business and Address of any Organization in which such Employment Is Conducted
David P. Storey	See above.	See above.

Timothy W. O’Neil, Chairman of the Board of RELM	c/o RELM Wireless Corporation 7100 Technology Drive West Melbourne, FL 32904	Managing Director of The EON Group c/o RELM Wireless Corporation 7100 Technology Drive West Melbourne, FL 32904 The EON Group is a management consulting firm.

D. Kyle Cerminara	4201 Congress Street, Suite 140 Charlotte, NC 28209	Chief Executive Officer Fundamental Global Investors, LLC 4201 Congress Street, Suite 140 Charlotte, NC 28209
Donald F. U. Goebert	7100 Technology Drive West Melbourne, FL 32904	Director RELM Wireless Corporation 7100 Technology Drive West Melbourne, FL 32904